As filed with the Securities and Exchange Commission on June 20, 2007

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended
December 31, 2006

or

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1933

For the transition period from                    to

Commission File
No. 0 - 18645

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

TRIMBLE NAVIGATION LIMITED

935 Stewart Drive
Sunnyvale, CALIFORNIA 94085

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
Financial Statements and Supplemental Schedules
Years ended December 31, 2006 and 2005

Page

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules as of and for the year ended December 31, 2006

Schedule H, Line 4i - Schedule of Assets (Held at the End of Year)	8

Schedule H, Line 4a - Schedule of Non-exempt Transactions	9

Exhibit 23 - Consent of Independent Registered Public Accounting Firm	11

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and
Plan Administrator of the
Trimble Navigation
Savings and Retirement Plan

We have audited the financial statements of the Trimble Navigation Savings and Retirement Plan (the Plan) as of December 31, 2006 and 2005, and for the years then ended, as listed in the accompanying table of contents. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in the supplemental schedules, as listed in the accompanying table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 20, 2007

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2006	2005

Assets:
Investments, at fair value	$132,726,407	$110,598,856
Participant loans	1,329,837	1,283,821

Assets held for investment purposes	134,056,244	111,882,677

Participants’ contribution receivable	21,731	23,623
Employer's contribution receivable	5,185	10,962
Other receivables	61,017	--

Net assets available for benefits	$134,144,177	$111,917,262

See accompanying notes.

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years ended
	December 31,
	2006	2005

Additions to net assets attributed to:
Investment income:
Dividends and interest	$9,480,579	$3,678,241
Net realized and unrealized appreciation in fair value of investments	7,777,794	4,732,284

	17,258,373	8,410,525

Contributions:
Participants'	11,114,822	10,015,323
Employer's	2,469,807	2,123,243

	13,584,629	12,138,566

Total additions	30,843,002	20,549,091

Deductions from net assets attributed to:
Withdrawals and distributions	8,608,897	8,063,597
Administrative expenses	7,190	6,815

Total deductions	8,616,087	8,070,412

Net increase in net assets	22,226,915	12,478,679

Net assets available for benefits:
Beginning of year	111,917,262	99,438,583

End of year	$134,144,177	$111,917,262

See accompanying notes.

TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2006 AND 2005

NOTE 1 - THE PLAN AND ITS SIGNIFICANT ACCOUNTING POLICIES

General - The following description of the Trimble Navigation Savings and Retirement Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan that was established in 1988 by Trimble Navigation Limited (the “Company”) to provide benefits to eligible employees. The Plan administrator believes that the Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended and the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Administration - The Company has appointed an Administrative Committee (the “Committee”) to manage the operation and administration of the Plan. The Company contracted with Fidelity Management Trust Company (“Fidelity”) to act as the custodian and trustee, and with an affiliate of Fidelity to act as the third-party administrator. Substantially all expenses incurred for administering the Plan are paid by the Company.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting - The financial statements of the Plan are prepared on the accrual method of accounting in accordance with accounting principles generally accepted in the United States of America.

Investments - Investments of the Plan are held by Fidelity and invested in mutual funds and the Company's common stock based solely upon instructions received from participants.

The Plan’s investments in mutual funds and the Company's common stock are valued at fair value as of the last day of the Plan year, as measured by quoted market prices. Participant loans are valued at cost, which approximates fair value.

Income taxes - The Plan has been amended since receiving its latest favorable determination letter dated September 10, 2002. The Company believes that the Plan is operated in accordance with, and qualifies under, the applicable requirements of the Internal Revenue Code, as amended and related state statues, and that the trust, which forms part of the Plan is exempt from federal income and state franchise taxes.

Risks and uncertainties - The Plan provides for various investment options in any combination of investment securities offered by the Plan. In addition, Company common stock is included in the Plan. Investment securities are exposed to various risks, such as interest rate, market fluctuations and credit risks. Due to the risk associated with certain investment securities, it is at least reasonably possible that changes in market values, interest rates or other factors in the near term would materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

NOTE 2 - RELATED PARTY AND PARTY IN INTEREST TRANSACTIONS

Certain Plan investments are managed by an affiliate of Fidelity, the trustee of the Plan. Any purchases and sales of these funds are performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, are permitted under the provisions of the Plan and are specifically exempt from the prohibition of party-in-interest transactions under ERISA.

As allowed by the Plan, participants may elect to invest a portion of their accounts in the common stock of the Company. Aggregate investment in Company common stock at December 31, 2006 and 2005 was as follows:

Date	Number of shares	Fair value	Cost

2006	281,306	$14,271,732	$4,601,430
2005	316,647	$11,237,796	$4,614,313

NOTE 3 - PARTICIPATION AND BENEFITS

Participant contributions - Participants may elect to have the Company contribute from 1% to 18% of their eligible pre-tax compensation up to the amount allowable under current income tax regulations. Participants who elect to have the Company contribute a portion of their compensation to the Plan agree to accept an equivalent reduction in taxable compensation. Contributions withheld are invested in accordance with the participants’ direction.

Participants are also allowed to make rollover contributions of amounts received from other tax-qualified employer-sponsored retirement plans. Such contributions are deposited in the appropriate investment funds in accordance with the participant’s direction and the Plan’s provisions.

Employer contributions - The Company is allowed to make matching contributions as defined in the Plan and as approved by the Board of Directors. For 2006 and 2005, the Company matched 50% of the participant’s contribution up to 5% of eligible compensation with a maximum of $2,500 per year. Contributions for the years ended December 31, 2006 and 2005 were approximately $2,470,000 and $2,123,000 respectively.

Vesting - Participants are immediately vested in their entire account, including employer matching contributions.

Participant accounts - Each participant's account is credited with the participant's contribution, Plan earnings or losses and an allocation of the Company's contribution, if any. Allocation of the Company’s contribution is based on participant contributions and eligible compensation, as defined in the Plan.

Payment of benefits - Upon termination, each participant or beneficiary may elect to leave their account balance in the plan, or receive their total benefits in a lump sum amount equal to the value of the participant's interest in their account. The Plan allows for automatic lump sum distribution of participant account balances that do not exceed $1,000 effective March 28, 2005 and $5,000 prior to that time.

Loans to participants - The Plan allows each participant to borrow not less than $1,000 and up to the lesser of $50,000 or 50% of their account balance. The loans are secured by the participant's balance. Such loans bear interest at the available market financing rates and must be repaid to the Plan within a five-year period, unless the loan is used for the purchase of a principal residence in which case the maximum repayment period is ten years. The specific terms and conditions of such loans are established by the Committee. Outstanding loans at December 31, 2006 carry interest rates ranging from 5% to 9.5%.

NOTE 4 - INVESTMENTS

The following table presents the fair values of investments and investment funds that include 5% or more of the Plan’s net assets at December 31:

	2006	2005

Trimble Navigation Limited Common Stock	$14,271,732	$11,237,796
Fidelity Magellan Fund	8,068,542	8,938,469
Fidelity Contra Fund	20,389,372	18,394,511
Fidelity Balanced Fund	13,734,721	11,606,320
Fidelity Low Price Stock Fund	7,990,367	6,687,903
Fidelity Diversified International Fund	13,261,486	7,812,247
Fidelity Dividend Growth Fund	8,933,176	7,850,607
Fidelity Retirement Money Market Fund	16,075,296	13,999,269
Other funds individually less than 5% of net assets	31,331,552	25,355,555
Assets held for investment purposes	$134,056,244	$111,882,677

The Plan's investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated in value as follows for the years ended December 31:

	2006	2005

Common stock	$4,682,852	$898,242
Mutual funds	3,094,942	3,834,042

	$7,777,794	$4,732,284

NOTE 5 - PLAN TERMINATION OR MODIFICATION

The Company intends to continue the Plan indefinitely for the benefit of its employees; however, it reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA.

NOTE 6 - SUBSEQUENT EVENTS

In February 2007, the Company acquired @Road, Inc. (@Road). As a result, the @Road, Inc. 401(K) plan (@Road Plan) was resolved to be terminated. Effective as of the closing date of the acquisition, employees of @Road were made eligible to participate in the Plan and roll over existing balances from the @Road Plan into the Plan.

SUPPLEMENTAL SCHEDULE
TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
Schedule H, Line 4i - Schedule of Assets (Held at the End of Year)

Employer Identification Number 94-2802192
Plan Number: 001

December 31, 2006

	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value

	PIMCO Total Return	Mutual Fund	$4,065,880
	WFA Common Stock Z	Mutual Fund	2,530,064
	Weitz Partners Value Fund	Mutual Fund	3,796,701
	Vanguard Target Retirement 2005	Mutual Fund	10,131
	Vanguard Target Retirement 2010	Mutual Fund	2,682
	Vanguard Target Retirement 2015	Mutual Fund	128,515
	Vanguard Target Retirement 2020	Mutual Fund	11,538
	Vanguard Target Retirement 2025	Mutual Fund	39,333
	Vanguard Target Retirement 2030	Mutual Fund	4,852
	Vanguard Target Retirement 2035	Mutual Fund	35,803
	Vanguard Target Retirement 2040	Mutual Fund	6,456
	Vanguard Target Retirement 2045	Mutual Fund	84,509
	Vanguard Target Retirement 2050	Mutual Fund	17,268
*	Fidelity Fund	Mutual Fund	1,007,368
*	Fidelity Magellan Fund	Mutual Fund	8,068,542
*	Fidelity ContraFund	Mutual Fund	20,389,372
*	Fidelity Balanced Fund	Mutual Fund	13,734,721
*	Fidelity Equity Income II Fund	Mutual Fund	3,692,671
*	Fidelity Aggressive Growth Fund	Mutual Fund	4,862,265
*	Fidelity Diversified International Fund	Mutual Fund	13,261,486
*	Fidelity Dividend Growth Fund	Mutual Fund	8,933,176
*	Fidelity Retirement Money Market Fund	Mutual Fund	16,075,296
*	Fidelity Low Price Stock Fund	Mutual Fund	7,990,367
*	Fidelity Capital Appreciation	Mutual Fund	5,100,980
*	Spartan US Equity Index Fund	Mutual Fund	4,604,699
*	Trimble Navigation Limited	Common Stock (281,306 shares)	14,271,732
*	Participant loans	Interest rates ranging from 5% to 9.5%	1,329,837

		Total	$134,056,244

*	Party-in-interest

SUPPLEMENTAL SCHEDULE
TRIMBLE NAVIGATION SAVINGS AND RETIREMENT PLAN
Schedule H, Line 4a - Schedule of Non-exempt Transactions

Employer Identification Number 94-2802192
Plan Number: 001

For the year ended December 31, 2006

Identity of party involved	Relationship	Description	Amount

Trimble Navigation Limited	Plan Sponsor	Late deposits	$21,779

		Total	$21,779

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 20, 2007

By: /s/ STEVEN W. BERGLUND
Steven W. Berglund
Title: President and Chief Executive Officer
Trimble Navigation Limited

On behalf of the administrator of the Trimble Navigation Savings and Retirement Plan